JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

December 18, 2025

Mr. Jay Williamson

Branch Chief

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Truth Social Funds (File Nos. 333-29289 and 811-08255)

Dear Mr. Williamson:

This letter provides the response of Truth Social Funds (the “Trust” or the “Registrant”) to additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to Practus, LLP, on a call on December 17, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 96 to the registration statement of the Trust, which was filed on September 10, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 96 was filed to register shares of five new series of the Trust: Truth Social American Security & Defense ETF, Truth Social American Next Frontiers ETF, Truth Social American Icons ETF, Truth Social American Energy Security ETF, and Truth Social American Red State REITs ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

1.	Comment: Given how long this Trust has been inactive, how has the Trust concluded that it has made all necessary filings since February 2015 (the “Referenced Period”). Please provide a more substantive analysis for why the Trust believes it has complied with any filing or other regulatory obligations since the Referenced Period.

Response: As noted in the prior response letter, the Trust has not had any active portfolio series until the current Funds were established as series of the Trust or conducted any business activities other than ministerial organizational-related state filings. Following research and consideration of any potential SEC filing or regulatory obligations under the 1933 Act and the Investment Company Act of 1940, as amended, and related regulations, the Trust has confirmed that it is not aware of any filing or regulatory obligations with the Commission that have not been satisfied since the beginning of and during the Referenced Period until the current funds were established.

2.	Comment: Clearly disclose the relationship between Trump Media & Technology Group Corp. (“Truth Social”) on the one hand, and the Trust and the Adviser, on the other hand, including the extent to which Truth Social has input on the operations or investment

Mr. Jay Williamson
U.S. Securities and Exchange Commission
December 19, 2025

decisions related to the Funds. To the extent there are any financial or other arrangements between (i) the Funds, the Adviser and the Funds’ shareholders on the one hand, and (ii) Trump Social on the other hand, that will have a material impact on the Funds or their shareholders please discuss in the disclosure. For example, consider if disclosure should be included regarding the implications to the Funds if in the future, Truth Social withdrew its license to the Trust.

Additionally, the licensing agreement appears to be a material contract for the Fund. Please confirm that the Fund will file the contract as an exhibit.

Response: The Trust refers to its response to comment no. 2 in its prior response letter dated December 10, 2025 which described the relationships among the parties. The Adviser to the Registrant has confirmed that TMTG does not have any input on portfolio management related to the Funds.

The Trust has added disclosure in the section titled “Affiliates of the Adviser have existing business relationships with Trump Media & Technology Group Corp.” stating that the withdrawal by TMTG of its license of certain of its intellectual property to the Trust could negatively affect the Funds.

Additionally, the Registrant confirms that it will file the licensing agreement as an exhibit to the registration statement.

Information About the Truth Social™ - Yorkville™ American Security & Defense Index

3.	Comment: The Staff notes in the second sentence the reference to the parenthetical “(25% for existing constituents in the Underlying Index).” Given the Fund’s name, please explain why the Adviser believes it would be appropriate if the Underlying Index is comprised of companies (existing constituents) deriving only 25% or more of their revenues from the “national defense and security industries.”

Response: Please refer to the first sentence in the last paragraph of the section titled “Information About the Truth Social – Yorkville American Security & Defense Index,” which states: “[i]n addition, the combined weight of companies deriving less than 50% of revenues from qualifying activities is limited to 20%.”

As this disclosure explains, if there are existing constituents in the Underlying Index with less than 50% of revenues from national defense and security industries, the combined weight of those companies is limited to 20%. Therefore, at least 80% of the Underlying Index will be comprised of companies with at least 50% of their revenues derived from national defense & security industries.

This weight limiting component in the Underlying Index reasonably ensures that a meaningful nexus exists between the constituents of the Underlying Index and the investment focus suggested by the Underlying Index’s name.

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Mr. Jay Williamson
U.S. Securities and Exchange Commission
December 19, 2025

We note that the adopting release for the 2023 amendments to Rule 35d-1 (Names Rule) noted that a “meaningful nexus” must “exist between the components of the underlying index and the investment focus suggested by the index’s name.”1 Additionally, the Trust intends to adopt and implement written policies and procedures reasonably designed to ensure that the Funds’ Underlying Indexes do not have materially misleading or deceptive names themselves.2

4.	Comment: Please supplementally provide the index white paper explaining its methodology for the Red States REITs index. Also, please supplementally provide us with its anticipated top ten holdings, including company name, index weight and a brief discussion of how each company meets the index criteria.

Response: The Registrant has supplementally provided the white paper and the top ten holdings for the Red State REITs Index.

5.	Comment: The Staff notes that Section 6.8 of the Trust’s Declaration of Trust requires that a shareholder make a demand prior to making a derivative action. In an appropriate location in the prospectus or statement of additional information (SAI), disclose the requirements of this provision.

Response: The Registrant has added this disclosure in the section titled “Description of Shares” in the Funds’ SAI. The Registrant believes that in accordance with the requirements of Form N-1A (Item 22: Capital Stock and Other Securities), the appropriate location for this disclosure is in the SAI.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

1 See Investment Company Names, Investment Company Act Release No. 35000 (September 20, 2023) (Adopting Release for Names Rule Amendments) at n. 320 and accompanying text.

2 See id. at n. 321 and accompanying text.

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